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Exhibit 99.02 - Press Release - Saks Holding, Inc. and Isetan Company Limited
agree to a joint reorganization plan for Barney's Inc.


                                For:              Saks Holdings, Inc.
                                Approved by:      Jaqui Lividini

                                Saks
                                Contacts:         Jennifer Mann (Media)
                                                  212/940-4259
FOR IMMEDIATE RELEASE                             Stacey Bibi (Investors)
                                                  212/940-5262
                                                  Saks Holdings, Inc.
                                                  David Walke/Naomi Rosenfeld
                                                  Morgen-Walke Associates
                                                  212/850-5600
                                Isetan
                                Contact:          William Cox
                                                  Dentsu Communications, Inc.
                                                  609/896-3250


         SAKS HOLDINGS, INC. AND ISETAN COMPANY LIMITED AGREE TO A JOINT
                     REORGANIZATION PLAN FOR BARNEY'S INC.

New York, NY, April 22, 1997-- Saks Holdings, Inc. (NYSE:SAKS) and Isetan Company Limited today announced that they have agreed to the terms of a proposed Joint Plan of reorganization for Barney's Inc., and its related debtor subsidiaries, and that they intend to seek the approval of the Bankruptcy Court for the Southern District of New York to file the Joint Plan with the Court. Under the terms of the proposed Joint Plan, Saks would acquire 100% of the stock or substantially all of the assets of the Barney's debtors for a consideration of $290 million, subject to adjustment in certain circumstances. The reorganized company will enter into leases with Isetan for its three flagship stores. It is estimated that unsecured creditors would receive approximately twenty cents on the dollar under the Joint Plan.

In a joint statement, the two companies said, "We believe the Saks-Isetan Joint Plan offers a global settlement to, and is the most viable resolution for, all parties in the Barney's bankruptcy. It is a significant increase over the prior publicly-announced offer. The combination of Saks and Isetan represents the strongest possible pairing of retailing and real estate expertise." In a separate statement, Saks said, "The acquisition of Barney's is consistent with Saks' long-term objective of enhancing this strategic investment will be accretive to Saks shareholders."

Isetan also stated, "Isetan has agreed to the Joint Plan despite having to accept rents that are substantially below current market rates and the existing lease rates. In addition, Isetan will experience a significant loss on its emergency loans to Barney's affiliated companies totaling nearly $20 million. While we have held, and may in the future hold, discussion with other interested investors in Barney's, we have concluded that Saks presented the most attractive transaction. We believe the Joint Plan is fair to all parties and that it will bring to Barney's the management skills of one of the world's finest retailers of luxury goods. This Plan treats all parties in accordance with their legitimate legal and contractual rights and will bring to an end Barney's baseless litigation initiatives."
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            SAKS AND ISETAN AGREE TO BARNEY'S REORGANIZATION PLAN --2


Saks Holdings, Inc. is the holding company for Saks Fifth Avenue, founded in 1924. Today, Saks comprises 40 full-line stores, 8 resort stores and 3 main street stores led by its landmark flagship on New York's 5th Avenue. In addition, Saks operated 34 Off 5th outlet stores and Folio, a separate direct mail business.

Isetan Company Limited is one of Japan's foremost retailing groups. Its operations are centered on department stores. Isetan has seven full-scale department stores in the Tokyo area, including its flagship store in Shinjuku and subsidiary stores in Niigata and Shizuoka. The company's expanding international operations now comprise 10 department stores in Asia and specialty stores in Asia and Europe.